UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Santiago, June	28, 2012

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O’Higgins 1449

Re:	DISCLOSURE

Dear Commissioner:

As provided in Article 9, in the second subparagraph of Article 10 of the Securities Market Law and in General Rule #30, under due authorization, I hereby DISCLOSE the following material events of LATAM Airlines Group S.A. (formerly called LAN Airlines S.A.), Securities Registration #306:

1. A Special Shareholders Meeting held December 21, 2011 (the “Meeting”) approved, among other matters, the merger of LAN Airlines S.A. (“LAN”) and Sister Holdco S.A. (“Sister”) and Holdco II S.A. (“Holdco II”) (the “Merger”). These two latter companies had been incorporated especially for, and prior to, the merger of LAN and TAM S.A. (“TAM”), a Brazilian company. Sister and Holdco II held the shares in TAM either directly or indirectly. LAN (now called “LATAM”) would be the company surviving the Merger.

2. Among the matters discussed at the Meeting, the issuance of 142,555,882 shares was authorized to implement the respective exchange in the Merger (all common shares, with no par value). Said Meeting also approved the issuance of 4,800,000 additional shares (all common, with no par value) to create and implement, combined with any remainder of shares not used in the Merger exchange, an employee compensation plan for employees of LATAM and its subsidiaries pursuant to Article 24 of the Companies Law. The Board was granted the power to determine the conditions for placement of such shares.

3. Since the level of acceptance of the exchange offer did not cover all shares in TAM existing on the market, there was a remainder of 7,421,021 authorized shares in LATAM after the Merger (all common, with no par value) that were not exchanged for shares in Sister and Holdco II (“Share Remainder”).

4. On today’s date, the Board resolved to submit a motion to the company’s shareholders that the Share Remainder not be used to create and implement a compensation plan for employees of LATAM and its subsidiaries pursuant to Article 24 of the Companies Law, but rather be allocated to a preemptive offer to the LATAM shareholders according to Article 25 of the Companies Law, and that any unsubscribed balance be offered and placed on the general market. For these purposes, the Board shall also convene the corresponding Special Shareholders Meeting, which will be duly disclosed.

5. Please note that by letter dated June 26, 2012, BM&FBOVESPA S.A. Bolsa de Valores Mercadorias y Futuros notified Itau Corretora de Valores S.A. (“Itau Corretora”)—the securities intermediary retained by LATAM to implement the exchange offer and depositary of its BDR program—that 17,550 shares were unilaterally reversed, of the 29,723,889 shares in TAM that were accepted for exchange in the Federal Republic of Brazil (“Brazil”) by the end of the exchange offer that were in the custody of that stock exchange and were contributed by Itau Corretora to Holdco II by subscription of the same number of shares in this company, because of duplicate orders that the stock exchange did not opportunely identify.

Therefore, the result of the exchange offer in Brazil was effectively 29,706,339 shares in TAM, which meant that LATAM delivered 15,795 shares in LATAM in excess to Itau Corretora (17,550 x 0.90). Said shares are in possession of Itau Corretora in the form of BDRs. LATAM is taking action with Itau Corretora to correct this situation as soon as possible (which will result in the revocation of foreign exchange contracts in Brazil for those 15,795 shares and their respective BDRs).

6. The situation described in the preceding paragraph did not affect the timely delivery of the corresponding ADRs and BDRs of LATAM to TAM shareholders that accepted the exchange offer on June 27, 2012. And after the adjustment indicated in the preceding paragraph concludes, the Share Remainder placeable will total 7,436,816 shares in LATAM (all common shares, with no par value).

Very sincerely yours,

Alejandro de la Fuente Goic

LAN Chief Financial Officer

LATAM Airlines Group S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2012

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente Goic
	Name:	Alejandro de la Fuente Goic
	Title:	Chief Financial Officer